December 20, 2005


Mr. Chris Tong
Senior Vice President, Chief Financial Officer and Treasurer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, TX 77067


	Re:	Noble Energy, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
Form 10-Q for the Quarterly Period Ended September 20, 2005
Filed November 4, 2005
File No. 001-07964


Dear Mr. Tong:

      We have reviewed your filings, and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 57

Concentration of Market Risk, page 63

1. As you disclose that there was a third party purchaser that accounted for 12% of total crude oil and natural gas sales, revise your disclosure to include the name of the purchaser to comply with
Item 101(c)(1)(vii) of Regulation S-K, and FRC Section 503.02.b.

Note 3 - Involuntary Conversion of Assets

2. Please explain to us your rationale and the specific accounting literature you relied upon in classifying the involuntary conversion of assets as an increase in the asset retirement obligation of the related assets. Please explain to us the specific facts and circumstances that led you to conclude the assets would be retired as compared to repaired.

Supplemental Oil and Gas Information (Unaudited), page 86

3. You explain that beginning in 2004 you engaged an independent third-party reserve engineer to perform a reserve audit of proved reserves. Please acknowledge that you understand that in the event you file a Securities Act registration statement incorporating your annual report by reference, or in which you make similar disclosures, it will be necessary for you to identify the independent third-party reserve engineer as an expert, and to obtain and include a consent from the third-party engineer as an exhibit, following the guidance in Item 601(b)(23) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 111

4. You disclose that there were no significant changes in internal controls over financial reporting. However, in your discussion under the heading Evaluation of Disclosure Controls and Procedures you explain that you identified certain significant deficiencies in your internal control procedures and that you promptly took actions to remediate these deficiencies and successfully completed the evaluation and testing of newly implemented internal controls during the fourth quarter. As such, it appears that you should revise your disclosure to describe the changes in your internal control procedures that occurred during the last fiscal quarter. Also note that Item 308 of Regulation S-K requires you to disclose any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We presume that material changes to internal controls would be the appropriate remedy for significant deficiencies in internal controls. Please expand your disclosure to explain your rationale in determining that such changes did not impact your internal control over financial reporting, if this is consistent with your view.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Financial Statements

Note 7 - Effect of Gulf Coast Hurricanes, page 15

5. We note your disclosure of the effect Hurricane Katrina had on your platform at Main Pass 306D. You proceed to state that if the insurer reaches its maximum exposure to a single event, the final insurance recovery to you may be limited. This seems to imply that you are uncertain of the amount you will recover in insurance proceeds related to the platform at Main Pass 306D. As such, explain to us why you believe it is appropriate to record the insurance proceeds receivable in the current period, beyond the maximum exposure amount. In your response, identify any applicable accounting literature you relied upon in arriving at your conclusion to record the proceeds. Tell us the extent to which your insurance provider has challenged your claims; and specify the reasonably possible scenarios you envision in resolving this matter.

6. Given that a year has passed since the damage sustained as a result of Hurricane Ivan, it would be appropriate for you to update your disclosure to include the amounts you have submitted under claims to the insurance company, indicate whether the insurance company has agreed to the amounts claimed, and specify the expected timing of payment from the insurance company and the amounts received to date. Please confirm to us that you have followed the guidance outlined in AICPA Technical Practices Aid 5400.05, regarding the accounting for losses incurred as a result of natural disasters.







Engineering Comments

Critical Accounting Policies and Estimates, page 25

Reserves, page 26

7. We note your statement, "SEC guidelines do not limit reserve bookings to only contracted volumes if it can be demonstrated that there is reasonable certainty that a market exists. The Company has booked reserves in excess of contracted volumes for Israel due to the reasonable certainty of the existence of markets in future periods.
In Israel, the Company has a natural gas contract with IEC, which is expected to run through 2014, and a contract with the Israel Bazan Refinery through the year 2015. The Israeli natural gas market, as estimated by the Israeli Ministry of National Infrastructure, from 2005 to 2020, is significantly greater than Noble Energy`s uncontracted net estimated proved reserves." Be advised that we require that markets exist at the time of booking proved reserves. Tell us the volumes you have booked without current, existing markets. We may have additional comments.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. Chris Tong
Noble Energy, Inc.
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010